UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 8)1

MVC Capital, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)

553829102
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553829102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

1,005,860 shares (comprised of 898,847 shares held by Western Investment Hedged Partners LP, 0 shares held by Western Investment Institutional Partners LLC, 0 shares held by Western Investment Activism Partners LLC, 0 shares held by Western Investment Total Return Fund Ltd., and 107,013 shares held by Western Investment Total Return Partners, LP)

	6	SHARED VOTING POWER -0-
7
SOLE DISPOSITIVE POWER

1,005,860 shares (comprised of 898,847 shares held by Western Investment Hedged Partners LP, 0 shares held by Western Investment Institutional Partners LLC, 0 shares held by Western Investment Activism Partners LLC, 0 shares held by Western Investment Total Return Fund Ltd., and 107,013 shares held by Western Investment Total Return Partners, LP)

	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,860 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 553829102

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
6
SHARED VOTING POWER

1,058,860 shares (comprised of 898,847 shares held by Western Investment Hedged Partners LP, 0 shares held by Western Investment Institutional Partners LLC, 0 shares held by Western Investment Activism Partners LLC, 0 shares held by Western Investment Total Return Fund Ltd., and 107,013 shares held by Western Investment Total Return Partners, LP, and 53,000 shares held by Mr. Lipson personally)

	7	SOLE DISPOSITIVE POWER - 0 -
8
SHARED DISPOSITIVE POWER

1,058,860 shares (comprised of 898,847 shares held by Western Investment Hedged Partners LP, 0 shares held by Western Investment Institutional Partners LLC, 0 shares held by Western Investment Activism Partners LLC, 0 shares held by Western Investment Total Return Fund Ltd., and 107,013 shares held by Western Investment Total Return Partners, LP, and 53,000 shares held by Mr. Lipson personally)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,058,860 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 553829102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 898,847 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 898,847 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 898,847 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 553829102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT INSTITUTIONAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 553829102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 553829102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 553829102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 107,013 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 107,013 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,013 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 553829102

Item 1(a).	Name of Issuer:

MVC Capital, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

287 Bowman Avenue
Purchase, New York 10577

Item 2(a).	Name of Person Filing:

This statement is jointly filed by Western Investment LLC (“WILLC”), Arthur D. Lipson, Western Investment Hedged Partners LP ("WIHP"), Western Investment Institutional Partners LLC ("WIIP"), Western Investment Activism Partners LLC ("WIAP"), Western Investment Total Return Fund Ltd. ("WITRL"), and Western Investment Total Return Partners LP ("WITRP").  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  WILLC has sole voting and investment power over WIHP's, WIIP's, WIAP's, WITRL's and WITRP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions.  Accordingly, the Reporting Persons may be deemed a group for Section 13(d) purposes, and the Reporting Persons are filing this joint statement. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of WILLC, Mr. Lipson, WIHP, WIIP, WIAP and WITRP is:

c/o Western Investment LLC
7050 S. Union Park Center
Suite 590
Midvale, Utah 84047

The principal business address of WITRL is c/o dms Management, P.O. Box 31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands.

Item 2(c).	Citizenship:

WILLC, WIIP, and WIAP are each a Delaware limited liability company. WIHP and WITRP are each a Delaware limited partnership.  WITRL is a Cayman Islands corporation.  Mr. Lipson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

553829102

CUSIP NO. 553829102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/x/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 31, 2012.

WILLC

(a)	Amount beneficially owned:

1,005,860 shares

(b)	Percent of class:

4.2% (based on 23,916,982 shares of Common Stock outstanding as of December 27, 2012, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 27, 2012)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,005,860 shares (comprised of 898,847 shares held by WIHP, 0 shares held by WIIP, 0 shares held by WIAP, 0 shares held by WITRL and 107,013 shares held by WITRP)

CUSIP NO. 553829102

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

1,005,860 shares (comprised of 898,847 shares held by WIHP, 0 shares held by WIIP, 0 shares held by WIAP, 0 shares held by WITRL and 107,013 shares held by WITRP)

(iv)	Shared power to dispose or to direct the disposition of

0 shares

Arthur D. Lipson

(a)	Amount beneficially owned:

1,058,860 shares

(b)	Percent of class:

4.4% (based on 23,916,982 shares of Common Stock outstanding as of December 27, 2012, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 27, 2012)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,058,860 shares (comprised of 898,847 shares held by WIHP, 0 shares held by WIIP, 0 shares held by WIAP, 0 shares held by WITRL, 107,013 shares held by WITRP and 53,000 shares held by Mr. Lipson personally)

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

1,058,860 shares (comprised of 898,847 shares held by WIHP, 0 shares held by WIIP, 0 shares held by WIAP, 0 shares held by WITRL, 107,013 shares held by WITRP and 53,000 shares held by Mr. Lipson personally)

(iv)	Shared power to dispose or to direct the disposition of

0 shares

CUSIP NO. 553829102

WIHP

(a)	Amount beneficially owned:

898,847 shares

(b)	Percent of class:

3.8% (based on 23,916,982 shares of Common Stock outstanding as of December 27, 2012, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 27, 2012)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

898,847 shares

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

898,847 shares

(iv)	Shared power to dispose or to direct the disposition of

0 shares

WIIP

(a)	Amount beneficially owned:

0 shares

(b)	Percent of class:

0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 shares

(ii)	Shared power to vote or to direct the vote

0 shares

CUSIP NO. 553829102

(iii)	Sole power to dispose or to direct the disposition of

0 shares

(iv)	Shared power to dispose or to direct the disposition of

0 shares

WIAP

(a)	Amount beneficially owned:

0 shares

(b)	Percent of class:

0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 shares

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

0 shares

(iv)	Shared power to dispose or to direct the disposition of

0 shares

WITRL

(a)	Amount beneficially owned:

0 shares

(b)	Percent of class:

0%

CUSIP NO. 553829102

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 shares

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

0 shares

(iv)	Shared power to dispose or to direct the disposition of

0 shares

WITRP

(a)	Amount beneficially owned:

107,013 shares

(b)	Percent of class:

Less than 1% (based on 23,916,982 shares of Common Stock outstanding as of December 27, 2012, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 27, 2012)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

107,013 shares

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

107,013 shares

(iv)	Shared power to dispose or to direct the disposition of

0 shares

CUSIP NO. 553829102

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The entities listed in response to Item 4(c) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of such securities. No such entity holds more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(c) above, which is incorporated by reference herein.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B to the Schedule 13G filed with the Securities and Exchange Commission on February 11, 2010.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 553829102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2013

WESTERN INVESTMENT TOTAL RETURN PARTNERS LP		WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC, its General Partner	By:	Western Investment LLC, its Managing Member

By:	/s/ Arthur D. Lipson	By:	/s/ Arthur D. Lipson
	Arthur D. Lipson		Arthur D. Lipson
	Managing Member		Managing Member

WESTERN INVESTMENT HEDGED PARTNERS LP		WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC, its General Partner	By:	Western Investment LLC, its Investment Manager

By:	/s/ Arthur D. Lipson	By:	/s/ Arthur D. Lipson
	Arthur D. Lipson		Arthur D. Lipson
	Managing Member		Managing Member

WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC		WESTERN INVESTMENT LLC
		By:	/s/ Arthur D. Lipson
Arthur D. Lipson
By:	Western Investment LLC, its Managing Member		Managing Member

By:	/s/ Arthur D. Lipson		/s/ Arthur D. Lipson
	Arthur D. Lipson		ARTHUR D. LIPSON
Managing Member